Mail Stop 3561

May 1, 2008

Via Fax & U.S. Mail

Ms. M. Emily Madison
Interim Chief Financial Officer
1330 Post Oak Boulevard, Suite 2000
Houston, Texas 77056

> **Re: MAXXAM, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-03924**

Dear Ms. Madison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief